SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

MILACRON INC.

(Name of Registrant as Specified In Its Charter)

NOT APPLICABLE

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held April 23, 2002

The Annual Meeting of the Shareholders of Milacron Inc. (the "Company") will be held at the Queen City Club, 331 East 4th Street, Cincinnati, Ohio 45202, on Tuesday, April 23, 2002, at 9:00 A.M., E.D.T., for the following purposes:

1. To elect four directors;

2. To ratify the appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year 2002;

3. To vote on one shareholder proposal; and

4. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on February 28, 2002, as the record date for determining the shareholders entitled to notice of and to vote with respect to this solicitation.

The Annual Report of the Company for the year 2001, containing financial statements, is enclosed.

PLEASE MARK, SIGN AND RETURN THE ENCLOSED
PROXY IN THE ENVELOPE PROVIDED.

By order of the Board of Directors,

Hugh C. O'Donnell
Vice President, General Counsel and Secretary

The date of this Proxy Statement is March 29, 2002.

MILACRON INC.

2090 Florence Avenue
Cincinnati, Ohio 45206

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 23, 2002

This Proxy Statement and the accompanying form of proxy card are being mailed to shareholders beginning on or about March 29, 2002, in connection with the solicitation by the Board of Directors of Milacron Inc., a Delaware corporation (the "Company"), 2090 Florence Avenue, Cincinnati, Ohio 45206, of proxies to be used at the Annual Meeting of Shareholders to be held on April 23, 2002, and any adjournment thereof. The shares represented by the proxies received pursuant to this solicitation and not revoked will be voted at the Annual Meeting. A shareholder who has given a proxy may revoke it at any time before it is voted by voting in person at the meeting, by giving a written notice of revocation to the Secretary of the Company at the address indicated above or by giving a later dated proxy.

If a choice has been specified by a shareholder with respect to any matter by means of the ballot on the proxy, the shares represented by such proxy will be voted or withheld from voting accordingly. If no choice is so specified, the shares will be voted FOR the election of the nominees for Director set forth on the proxy, FOR ratification of appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year 2002 and AGAINST the shareholder proposal.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, please sign and date the enclosed proxy card and return it promptly in the accompanying envelope, or vote over the Internet or by telephone where available, in order that your shares may be voted at the meeting.

Shareholders of record of the Company's Common Stock, par value $1.00 per share ("Common Stock"), and of its 4% Cumulative Preferred Stock, par value $100 per share ("Preferred Stock"), at the close of business on February 28, 2002, are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. On that date, there were outstanding 60,000 shares of Preferred Stock and 33,630,217 shares of Common Stock.

Each share of Preferred Stock is entitled to 24 votes. The Company's Restated Certificate of Incorporation, subject to certain exceptions, provides that each share of Common Stock entitles the holder thereof to ten votes on each matter to be considered at the meeting, except that no holder shall be entitled to exercise more than one vote on any such matter in respect of any share of Common Stock with respect to which there has been a change of beneficial ownership after February 1, 1999. The actual voting power of each holder of Common Stock will be based on information possessed by the Company at the time of the meeting.

Proxy cards on white stock with a green stripe are being furnished to individuals with this Proxy Statement to cover shares of Common Stock with respect to which the Company's records show beneficial ownership as of February 1, 1999, or thereafter. Proxy cards on white stock with a yellow stripe are being furnished to participants in the Company's employee stock purchase plan. Each of these cards has at the upper center area of the signature side an indication of the total vote to which the respective individual holder is entitled.

For purposes of exercising the pass through voting rights for participants in the Company's employee benefit plans and related IRA rollover accounts, each participant having shares of Common Stock credited to his or her account will receive a voting direction card on white stock with a pink stripe to be returned to the Trustee of the benefit plan with his or her voting instructions.

Shareholders of record and plan participants have the choice of voting their shares of Common Stock over the Internet, by telephone, or by using a traditional proxy card. Instructions for each option are set forth on the enclosed proxy card.

Shares of Common Stock held of record in the names of banks, brokers, nominees and certain other entities are covered by proxy cards on white stock with a blue stripe. A shareholder who has been a continuous beneficial owner since February 1, 1999, is entitled to ten votes for each share of Common Stock PROVIDED the certification form on the proxy card with the blue stripe is completed. If this certification is not completed, a change of beneficial ownership will, for purposes of this Annual Meeting, be deemed to have occurred after February 1, 1999, with respect to all the shares of Common Stock covered thereby, so that the holder will be entitled to only one vote per share for all such shares. Shares of Common Stock held of record in the names of banks, brokers, nominees, and certain other entities can be voted only by using a traditional proxy card and may not be voted over the Internet or by telephone.

The holders of shares of Common Stock and Preferred Stock entitling them to exercise a majority of the total voting power of the Company's stock, present in person or by proxy, at the Annual Meeting shall constitute a quorum.

Electronic Access to Proxy Materials and Annual Report

This Notice of Annual Meeting of Shareholders and Proxy Statement and the 2001 Annual Report can be accessed via the Company's Internet site at www.milacron.com. Shareholders of record and plan participants who would like to view future proxy statements and annual reports over the Internet instead of receiving copies in the mail should indicate the same in one of the following ways: (i) if using the enclosed proxy card to vote, check the appropriate box on the card, or (ii) if voting by Internet, follow instructions provided. Those holding shares through a bank, broker, nominee, or other holder may also have the opportunity to receive future proxy statements and annual reports electronically, and should check the information provided by that entity for instructions.

Proxy Solicitation

The expense of printing and mailing proxy material will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by certain Directors, officers and other employees of the Company in person, by telephone or fax. No additional compensation to such persons will be paid for such solicitation.

Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to certain beneficial owners of the Common Stock and Preferred Stock, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, the Company has retained D.F. King & Co., Inc. to aid in the solicitation of proxies for a fee estimated at $15,000, plus reasonable out-of-pocket expenses.

ELECTION OF DIRECTORS

The shares of the Preferred Stock and the shares of the Common Stock vote together as a single class for the election of Directors. The candidates receiving the greatest number of votes up to the number of Directors to be elected will be elected. Votes withheld from the election of Directors as well as broker non-votes will be counted toward the establishment of quorum, but will have no effect on the election of Directors.

Under the Company's By-Laws, the Board of Directors is to consist of a number fixed by the Board, and is not to be less than nine nor more than fifteen members. Currently, the number of Board members is set at eleven, divided among three classes.

The persons named as proxies on the enclosed proxy card (the ''Proxy Committee'') intend to vote (unless authority to do so is withheld) for the re-election for a three-year term of Directors David L. Burner, Barbara Hackman Franklin, and Joseph A. Pichler, and for the election for a three-year term of nominee Charles F.C. Turner. The four nominees have consented to being named as such and to serve if elected.

In the unexpected event that, prior to the election, any one or more of the nominees shall be unable to serve, the Proxy Committee will vote for the election of such substitute nominees, and for such term or terms as the Board of Directors may propose, and in no event may proxies be voted for more than four Directors.

The following information is furnished with respect to each nominee for election as a Director and for each other person whose term of office as a Director will continue after the meeting:



DARRYL F. ALLEN   Member: Audit Committee
Director since 1993   Term expires 2003
Age 58

Mr. Allen is the retired Chairman, President and Chief Executive Officer of Aeroquip-Vickers, Inc., Maumee, Ohio, a world-wide manufacturer and distributor of engineered components and systems for markets which include industrial, automotive, aerospace and defense. Director of Fifth Third Bancorp.



RONALD D. BROWN   Member: Executive Committee
Director since 1999   Term expires 2003
Age 48

Mr. Brown is Chairman, President and Chief Executive Officer of the Company and has served in that capacity since June 1, 2001. Prior thereto, he was President and Chief Operating Officer from September 20, 1999, Vice President-Finance and Administration and Chief Financial Officer from 1997 and Vice President-Finance and Chief Financial Officer from 1993. Director of A.O. Smith Corporation.



DAVID L. BURNER   Member: Audit Committee
Director since 1998   Term Expires 2002,
Age 62   nominee for three-year term

Mr. Burner is the Chairman, President and Chief Executive Officer of Goodrich Corporation, Charlotte, North Carolina, a provider of aircraft systems and services, and engineered industrial products, and has served in that capacity since July, 1997. He was Chief Executive Officer from December, 1996, to July, 1997, and President from December, 1995, to January, 1997. Prior to 1997 he was an Executive Vice President of The BFGoodrich Company and the President & Chief Operating Officer of BFGoodrich Aerospace. Director of Progress Energy, Inc., Briggs & Stratton Corporation, Lance, Inc., and Goodrich Corporation.

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BARBARA HACKMAN FRANKLIN
Director since 1996
Age 61

Member: Audit Committee
Nominating and Corporate
Governance Committee
Term expires 2002,
nominee for three-year term

Ms. Franklin is President and Chief Executive Officer of Barbara Franklin Enterprises, Washington, D.C., an international consulting and investment firm, and has served in that capacity since January, 1995. Prior thereto, she was an independent director, consultant and lecturer (1993-1995), and in 1992 she served as the 29th U.S. Secretary of Commerce. Director of Aetna, Inc., The DOW Chemical Company, MedImmune, Inc., and Watson Wyatt & Company.



HARRY A. HAMMERLY
Director since 1992
Age 68

Member: Audit Committee
Nominating and Corporate
Governance Committee
Term expires 2004

Mr. Hammerly had served for more than five years, until his retirement in 1995, as Executive Vice President of 3M Company, St. Paul, Minnesota, a world-wide manufacturer serving industrial, commercial, health care and consumer markets. Director of Apogee Enterprises, Inc., and BMC Industries, Inc.



DANIEL J. MEYER
Director since 1985
Age 65

Member: Executive Committee
Term expires 2004

Mr. Meyer had served for more than five years, until his retirement in 2001, as Chairman and Chief Executive Officer of the Company. Director of AK Steel Corporation, Broadwing, Inc., The E.W. Scripps Company and Hubbell Incorporated.



JAMES E. PERRELLA
Director since 1993
Age 66

Member: Personnel and Compensation
Committee
Nominating and Corporate
Governance Committee
Term expires 2003

Mr. Perrella is the retired Chairman of Ingersoll-Rand Company, Woodcliff Lake, New Jersey, a world-wide manufacturer of machinery and equipment for automotive, construction, energy and general industries. From 1993 to 1999, he was also President and Chief Executive Officer of Ingersoll-Rand Company. Director of Becton, Dickinson and Company, Arvin Meritor, Inc., and Bombardier, Inc.



JOSEPH A. PICHLER
Director since 1996
Age 62

Member: Executive Committee
Personnel and Compensation
Committee
Term expires 2002,
nominee for three-year term

Mr. Pichler is, and has been for more than the past five years, Chairman of the Board and Chief Executive Officer of The Kroger Co., Cincinnati, Ohio, a food retailer and manufacturer. Director of Federated Department Stores, Inc. and The Kroger Co.



DR. JOSEPH A. STEGER
Director since 1985
Age 65

Member: Executive Committee
Personnel and Compensation
Committee
Nominating and Corporate
Governance Committee
Term expires 2004

Dr. Steger is, and has been for more than the past five years, President, University of Cincinnati. Director of Provident Bancorp, Inc.



HARRY C. STONECIPHER
Director since 1991
Age 65

Member: Personnel and Compensation
Committee
Term expires 2003

Mr. Stonecipher is Vice Chairman of The Boeing Company, Chicago, Illinois, a producer of military and commercial jet aircraft and helicopters as well as missiles, space launch vehicles, and electronic systems, and has served in that capacity since May, 2001. Prior thereto, he was President and Chief Operating Officer of The Boeing Company from August, 1997. Prior thereto, he was President and Chief Executive Officer of McDonnell Douglas Corporation. Director of The Boeing Company and PACCAR.



CHARLES F. C. TURNER
Age 41

Nominee for three-year term

Mr. Turner has not previously served as a director of the Company. He has served in various capacities at the Company for more than the past five years and most recently was Group Director of Information Technology for the Company's Plastics Technologies Group; however, he will resign as an employee of the Company effective with his election to the Board of Directors. Mr. Turner is a great grandson of Fred A. Geier, one of the founders of the Company, and a nephew of the late James A. D. Geier, a former director and chief executive officer of the Company, and his nomination was recommended to the Nominating and Corporate Governance Committee by members of Mr. Geier's family.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Compensation and Benefits

The Company compensates non-employee Directors by payment of an annual retainer of $35,000. All or a portion of this retainer may be deferred into a Company stock and/or cash account under the terms of the Company's Plan for the Deferral of Directors' Compensation, with it being required that a minimum of $10,000 be payable in Company stock and credited to a deferred stock account under the plan. The Company also compensates non-employee Directors by payment of a fee of $1,500 for each Board and committee meeting attended. Chairpersons of the Audit Committee, Nominating and Corporate Governance Committee, and Personnel and Compensation Committee also receive an annual retainer of $2,000. In addition, the Directors may elect to be covered by $100,000 of group term life insurance.

Awards of restricted shares and stock options to Directors are provided for in the 1997 Long-Term Incentive Plan. Ms. Franklin and Messrs. Allen, Burner, Hammerly, Perrella, Pichler, Steger, and Stonecipher each received a stock option grant of 2,000 shares under the Plan in fiscal year 2001. Ms. Franklin and Messrs. Allen, Hammerly, Perrella, Pichler, Steger, and Stonecipher each received a grant of 1,500 shares of restricted stock and Mr. Burner received a grant of 1,000 shares of restricted stock under the Plan in fiscal year 2001.

The Retirement Plan for Non-Employee Directors was closed on February 6, 1998, with respect to all non-employee Directors beginning their first term on the Board after said date. The non-employee Directors who were not beginning their first term after February 6, 1998, were given the election to continue to participate in the Retirement Plan for Non-Employee Directors or receive the current value of the Director's projected benefit in a lump sum credited to a deferred stock account under the Company's Plan for the Deferral of Directors' Compensation. The Retirement Plan for Non-Employee Directors has a six year vesting requirement with monthly benefits paid for life. For non-employee Directors with ten or more years vested service, the benefit under the Retirement Plan for Non-Employee Directors is equal to one hundred percent of the Director's base retainer as of the last day of service. A reduced benefit is payable to non-employee Directors with less than ten years vested service.

Board Meetings and Committees

The Board of Directors held eight meetings in 2001. Average attendance by Directors at the aggregate of the Board and committee meetings was 90%. No Director attended fewer than 75% of the aggregate of the meetings of the Board and the committees on which he or she served, except for Ms. Franklin who attended 71% of the aggregate of said meetings.

The Board of Directors has established four committees with specific responsibilities. The Executive Committee is composed of four members, three non-employee Directors, and one employee Director. The Committee meets only on call and may exercise, in the intervals between meetings of the Board, powers of the Board in the management of the business and affairs of the Company. The Committee held no meetings in fiscal year 2001.

The Audit Committee is composed of four non-employee Directors. Each member of the Audit Committee is independent of the management of the Company and is free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a Committee member. The Committee recommends to the Board of Directors the appointment of the independent auditors, and meets with members of management, the independent auditors and the internal auditors, both together and privately, to review the quarterly and annual financial statements, audit coverage and results, the adequacy of internal accounting controls, and the quality of financial reporting. The Committee also oversees the Company's compliance with its policies regarding boycotts and questionable payments and practices. The Board of Directors has adopted a written charter for the Audit Committee. The Committee held four meetings in fiscal year 2001.

The Personnel and Compensation Committee is composed of four non-employee Directors. The Committee recommends to the Board of Directors the compensation of the Chairman, reviews the compensation of all corporate officers, reviews management manpower planning and development programs, and administers management incentive programs. The Committee held four meetings in fiscal year 2001.

The Nominating and Corporate Governance Committee is composed of four non-employee Directors. The Committee oversees corporate governance matters and recommends to the Board of Directors the names of possible nominees for election to the Board. The Committee will consider any recommendation by shareholders of possible Director nominees submitted in writing to the Committee in care of the Secretary of the Company no later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting of Shareholders was mailed. Biographical data and the proposed nominee's written consent to be named as a nominee must be included. The Committee also recommends the standing and special committees, considers matters relating to corporate governance and provides the Board with materials on matters of Board behavior (i.e., ethics and policies of public concern). The Committee held two meetings in fiscal year 2001.

Shareholder Meetings: Conducting Business And Notice

At any meeting of the shareholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the Board of Directors or by any shareholder who is entitled to vote with respect thereto and who has given timely notice thereof in writing to the Secretary of the Company not later than the close of business on the 10th day following the day on which notice of the date of the meeting was first mailed. Notice requirements for shareholder proposals at the 2003 Annual Meeting are provided for on page 22.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth information, unless otherwise indicated, as of February 28, 2002, concerning the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock and Preferred Stock. Unless otherwise noted, the individuals or entities named in the table have sole voting and investment power.

Common Stock

Beneficial Owner	Shares	Percent of Outstanding
FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson[1] 82 Devonshire Street Boston, MA 02109	5,016,520	14.91
ICM Asset Management, Inc. and James M. Simmons[2] 601 W. Main Avenue, Suite 600 Spokane, WA 99201	1,735,625	5.16

Preferred Stock

Beneficial Owner	Shares	Percent of Outstanding
Boston Safe Deposit and Trust Company c/o Mellon Bank N.A 525 William Penn Place, Suite 3631 Pittsburgh, PA 15259 Trustee — Milacron Employee Benefit Plans	11,126	18.54
Empire & Co. Box 328A Exchange Place Station 69 Montgomery Street Jersey City, NJ 07303-0328	7,154	11.92
JP Morgan Chase Bank c/o JP Morgan Investor Services 14201 Dallas Parkway, 12th Floor Dallas, TX 75254	6,962	11.60
Bank of New York 925 Patterson Plank Road Secaucus, NJ 07094	4,403	7.33
Milacron Geier Foundation 2090 Florence Avenue, Cincinnati, OH 45206 (R. D. Brown, H. A. Hammerly, D. J. Meyer and J. A. Pichler, Trustees)	3,913	6.52
Merrill Lynch Pierce Fenner & Smith Safekeeping 4 Corporate Place Piscataway, NJ 08854	3,520	5.86
PNC Bank, National Association 1600 Market Street, 29th Floor Philadelphia, PA 19103	3,031	5.05

---

[1] As reported in Amendment No. 3 to Schedule 13G dated February 5, 2002 filed with the Securities and Exchange Commission jointly by ICM Asset Management, Inc. and James M. Simmons with respect to 1,028,861 shares of Common Stock as to which they reported shared voting power and 1,735,625 shares of Common Stock as to which they reported shared dispositive power.

(2) As reported in Amendment No. 1 to Schedule 13G dated February 14, 2002 filed with the Securities and Exchange Commission jointly by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson with respect to 4,271,890 shares of Common Stock held by various registered investment companies as to which a wholly-owned subsidiary of FMR Corp. has sole dispositive power as a result of acting as investment adviser; 664,100 shares of Common Stock as to which another wholly-owned subsidiary of FMR Corp. has sole voting and dispositive power as a result of acting as investment manager of certain institutional accounts; and 80,530 shares of Common Stock as to which a foreign affiliate of FMR Corp. has sole voting and dispositive power.

SHARE OWNERSHIP OF DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS

Set forth in the following table is the beneficial ownership of Common Stock and Preferred Stock as of February 28, 2002, for each of the Directors and Nominees and for each of the Executive Officers named in the Summary Compensation Table. No Director, Nominee, or named Executive Officer owns more than one percent of the class shown, except as set forth in the footnotes below.

Name	Common Shares[1]	Preferred Shares
Darryl F. Allen[2]	29,603	0
Ronald D. Brown[6]	260,508	0
David L. Burner[2]	10,895	0
Barbara Hackman Franklin[2]	12,100	0
Harry A. Hammerly[2][6]	21,214	0
Daniel J. Meyer[3][6]	475,386	380
James E. Perrella[2]	30,142	0
Joseph A. Pichler[2][6]	12,654	0
Joseph A. Steger[2]	19,272	0
Harry C. Stonecipher[2]	40,457	0
Charles F. C. Turner[4]	416,518	657
James R. Christie	125,825	0
Harold J. Faig	197,691	0
Robert P. Lienesch	124,610	0
Hugh C. O'Donnell	42,511	0
All Directors, Nominees, and Executive Officers As a Group[5]	1,925,713	1,037

(1) The amounts shown include (a) the following shares that may be acquired within 60 days pursuant to outstanding option grants: Mr. Meyer 348,750 shares, Mr. Brown 161,550 shares, Mr. Christie 90,650 shares, Mr. Faig 144,000 shares, Mr. Lienesch 83,350 shares, Mr. O'Donnell 22,725 shares, 8,000 shares each for Messrs. Allen, Hammerly, Perrella, Steger, and Stonecipher, 5,000 shares each for Ms. Franklin and Mr. Pichler, 1,500 shares for Mr. Burner, 1,000 shares for Mr. Turner, and 968,875 shares for all Directors, Nominees and Executive Officers as a group; (b) the following shares allocated to participant accounts under the Milacron Retirement Savings Plan, according to information furnished by the Plan Trustee: Mr. Brown 1,353 shares, Mr. Christie 3,292 shares, Mr. Faig 2,416 shares, Mr. Lienesch 1,962 shares, Mr. O'Donnell 1,092 shares, Mr. Turner 604 shares, and 13,238 shares for all Directors, Nominees and Executive Officers as a group; (c) the following shares with shared voting or investment power: Mr. Meyer 6,400 shares; (d) the following shares held by certain members of the individuals' families as to which beneficial ownership is disclaimed: Mr. Brown 100 shares, and Mr. Turner 25 shares; and (e) credits of stock units under the Company's deferred compensation plan as follows: Mr. Meyer 271 units, Mr. Brown 7,009 units, Mr. Christie 6,963 units, Mr. Faig 8,326 units, and Mr. Lienesch 5,007 units.

(2) The amounts shown include credits of stock units under the Company's deferred compensation plan for non-employee Directors as follows: Mr. Allen 18,603 units, Mr. Burner 7,395 units, Ms. Franklin

1,995 units, Mr. Hammerly 1,268 units, Mr. Perrella 16,142 units, Mr. Pichler 1,454 units, Mr. Steger 8,126 units, and Mr. Stonecipher 5,457 units.

(3) Mr. Meyer's beneficial ownership is 1.41% of the common shares outstanding.

(4) Mr. Turner's beneficial ownership is 1.23% of the common shares outstanding and 1.09% of the preferred shares outstanding.

(5) Directors', Nominees', and Executive Officers' beneficial ownership as a group is 5.72% of the common shares (18 persons) and 1.72% of the preferred shares (2 persons) outstanding.

(6) The amounts shown do not include 3,913 shares of preferred stock held by the Milacron Geier Foundation (of which Messrs. Brown, Hammerly, Meyer, and Pichler are Trustees), as to which shares beneficial ownership is disclaimed.

Certain Transactions

During the year 2001 and through February 28, 2002, the Company had outstanding loans in excess of $60,000.00 to executive officers under the Company's Employee Stock Loan Program for the purposes of exercising stock options and purchasing stock, and for paying related withholding taxes due as a result of such actions or the lapse of restrictions on restricted stock, all under the Company's Long-Term Incentive Plans as follows: (1) loans to Mr. Meyer carrying interest rates ranging from 5.17% to 5.84% with the largest aggregate amount of indebtedness outstanding at any time during such period being $396,504.87, and no amounts outstanding at the end of the period; and (2) loans to Mr. Brown carrying interest rates ranging from 5.17% to 7.38%, with the largest aggregate amount of indebtedness outstanding at any time during such period being $200,094.14, and the principal balance of all such loans outstanding at the end of the period being $183,398.75. In addition, for the period from January 1, 2001, through the date of the Annual Meeting of Shareholders, the Company will have paid Mr. Turner an aggregate of $184,364.07 in salary, bonus, and other compensation in connection with his service as an employee of the Company.

Stock Loan Programs

The Employee Stock Loan Program, approved by the Board of Directors of the Company, is applicable to key employees who have received stock options or grants of restricted stock pursuant to the Company's Long-Term Incentive Plans. This loan program provides loans to employees up to the amount due in cash for the exercise price of the stock options, and/or any required withholding taxes as a result of exercising such options or the lapse of restrictions on restricted stock awards. These loans are to be repaid on terms of regular payments of not more than 10 years unless the related stock is divested by the employee prior to said time, in which case all amounts owing become payable. The interest rates for these loans are established from time to time by the Personnel and Compensation Committee in compliance with Internal Revenue Service guidelines. The interest rate is the applicable Federal rate in effect under Section 1274 (d) of the Internal Revenue Code of 1986, as amended, as of the day on which the loan is made. As of February 28, 2002, the interest rate was 5.48% per annum.

Retirement Benefits

The calculation of estimated annual retirement benefits under the Company's regular retirement plan (the "Retirement Plan"), is based upon years of service and average earnings for the highest five consecutive years of service. Earnings include all cash compensation, including amounts received or accrued under the 1996 Short-Term Management Incentive Program, but exclude benefits or payments received under long-term incentive plans or any other employee benefit plan. The Retirement Plan is non-contributory and limits the individual annual benefit to the maximum level permitted under existing law. The credited years of service under the Retirement Plan for the executive officers named in the Summary Compensation Table set forth below are: 32 for Mr. Meyer, 35 for Mr. Faig, 21 for Mr. Brown, 22 for Mr. Lienesch, 14 for Mr. O'Donnell, and 1 for Mr. Christie. Mr. Christie became a participant in the Retirement Plan effective January 1, 2001. Prior to this, he was a participant in the Milacron Retirement Savings Plan (a defined contribution plan). Directors who are not officers or employees of the Company are not eligible to participate in the Retirement Plan.

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The table below shows examples of pension benefits which are computed on a straight life annuity basis before deduction of the offset provided by the Retirement Plan, which depends on length of service and is up to one-half of the primary Social Security benefit:

Highest Consecutive Five-Year Average Compensation	Estimated Annual Pension for Representative Years of Credited Service					
	10	15	20	25	30	35 or more
$ 100,000	$ 15,000	$ 22,500	$ 30,000	$ 37,500	$ 45,000	$ 52,500
$ 250,000	$ 37,500	$ 56,250	$ 75,000	$ 93,750	$112,500	$131,250
$ 500,000	$ 75,000	$112,500	$150,000	$187,500(*)	$225,000(*)	$262,500(*)
$ 750,000	$112,500	$168,750(*)	$225,000(*)	$281,250(*)	$337,500(*)	$393,750(*)
$1,000,000	$150,000	$225,000(*)	$300,000(*)	$375,000(*)	$450,000(*)	$525,000(*)
$1,250,000	$187,500(*)	$281,250(*)	$375,000(*)	$468,750(*)	$562,500(*)	$656,250(*)
$1,500,000	$225,000(*)	$337,500(*)	$450,000(*)	$562,500(*)	$675,000(*)	$787,500(*)

(*) Under existing law, payments of annual benefits in excess of $160,000 may not be made by the Retirement Plan but may be paid directly by the Company, as described in the following paragraph.

In an effort to attract and retain experienced executives, the Board of Directors approved a program wherein certain officers are guaranteed annual pensions of not less than 52.5% and not more than 64.5% of their highest average pay in a consecutive five-year period (subject to deduction of one-half of the primary Social Security benefit and benefits, if any, from prior employers). Other officers are entitled upon retirement to a pension benefit of not less than that to which they normally would be entitled under the Retirement Plan if there were no cap under existing law. Other officers are entitled to a gross benefit of not less than 52.5% and not more than 60% of their highest average pay in a consecutive three-year period. In all cases, such pensions include the amount payable under the Retirement Plan and are not subject to the maximum limitation imposed on qualified plans such as the Retirement Plan. The Company agreed to provide certain benefits to Mr. Meyer following his retirement in May, 2001, for limited amounts of time, as follows: off-site office with membership in local business club for up to five years, continued use of company car while still a director of the Company, financial planning and tax assistance for three years, and continuation of outstanding loans for one year under the Company's Employee Stock Loan Program.

Executive Severance Agreements

The Company has entered into Executive Severance Agreements (the "Severance Agreements") with Messrs. Brown, Faig, Christie, Lienesch, and O'Donnell as well as certain other executive officers (the "Executives"). The Severance Agreements continue through December 31, 2002, and provide that they are to be automatically extended in one year increments (unless notice by the Company is otherwise given) and, in any event, shall continue in effect for a period of two years beyond the term provided if a Change in Control of the Company occurs.

Generally, a "Change in Control" will be deemed to have occurred if: (i) anyone acquires 20% or more of the outstanding voting stock of the Company; (ii) the persons serving as Directors of the Company as of October 29, 1998, and replacements or additions subsequently approved by a majority of the Board, cease to make up a majority of the Board; (iii) a merger, consolidation, or reorganization occurs after which the stockholders of the Company own less than 66⅔% of the surviving corporation; (iv) the Company disposes of all or substantially all of its assets; or (v) the stockholders of the Company approve a plan of liquidation or dissolution of the Company.

The Severance Agreements provide that Executives are entitled to certain benefits following a Change in Control, including: (i) the vesting of all equity-based awards, and (ii) cash payments equal to the value of each Executive's equity options, maximum incentive award, earned but unpaid annual bonus, and outstanding long-term incentive awards. In the event of a qualifying termination of an Executive following a Change in Control, an Executive is entitled to additional benefits, including: (i) a portion of the Executive's maximum incentive award then in effect; (ii) a cash payment of three or two times (depending upon whether or not a Tier I or Tier II Severance Agreement applies) the sum of the Executive's base salary and highest bonus award; (iii) special supplemental retirement benefits determined as if the Executive had three or two years additional credited service under the Company's retirement plans; and (iv) continuation of all life, disability and accident insurance, and medical plan coverage for a period of three or two years. Further, if any of these payments would be subjected to the excise tax imposed on excess parachute payments by the Internal Revenue Code, the Company will "gross-up" the Executive's compensation for all such excise taxes.

PERSONNEL AND COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

To Our Shareholders

The Personnel and Compensation Committee of the Board of Directors (the "Committee") annually reviews and recommends to the full Board compensation levels for the officers of the Company. The Committee consists entirely of Board members who are not employees of the Company.

The Committee's primary objective in establishing compensation opportunities for the Company's officers is to support the Company's goal of maximizing the value of shareholders' interest in the Company over a period of time. To achieve this objective, the Committee believes it is critical to:

- Hire, develop, reward, and retain the most competent executives, and to provide compensation opportunities for executives which are competitive in the marketplace, which includes selected companies in the Performance Graph on page 17 for the S&P 500 and the S&P 500 Diversified Machinery Indexes.

- Encourage decision-making that enhances shareholder value. The Committee believes that this objective is promoted by providing short-term and long-term incentive opportunities that are tied to performance measures which are payable in cash and/or shares of Company stock.

- Provide incentive opportunities which link corporate performance and executive pay. The Committee believes in paying executives competitive levels of incentive compensation when annual results add to shareholder value and corporate financial performance expectations are met.

- Promote a close identity of interests between management and the Company's shareholders by rewarding positive results through the payment of Company stock when appropriate.

The Committee reviews the compensation for all corporate officers, including the individuals whose compensation is detailed in the proxy statement. This review is designed to ensure consistency throughout the compensation process. The Committee makes all decisions pertaining to the determination of the Company's executive compensation plans which promote the objectives detailed above. The Committee believes that the Company's current compensation programs support the Company's business mission and contribute to the Company's financial success. The Committee considers total compensation when establishing each component of pay.

The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code of 1986, as amended. Section 162(m) generally denies a publicly held corporation, such as the Company, a federal income tax deduction for compensation in excess of $1 million per year paid or accrued for each of its chief executive officer and four other most highly compensated executive officers. Certain "performance based" compensation is not subject to the limitation of deductibility provided that certain stockholder approval and independent director requirements are met. The Committee takes into account Section 162(m) of the Internal Revenue Code while reviewing its policies with respect to the qualifying compensation paid to its executive officers.

12

COMPONENTS OF COMPENSATION

Base Salary

The Committee annually reviews each officer's base salary. The factors which influence Committee determinations regarding base salary include: job performance, level of responsibilities, breadth of knowledge, prior experience, comparable levels of pay among executives at regional and national market competitors, which include selected companies in the Performance Graph on page 17, and internal pay equity considerations. Base pay data is compared with survey information compiled by independent compensation consulting firms. The Committee meets with an independent consultant for this purpose at least once each year. Increases to salary levels are driven by individual performance. Base salaries are targeted at the market median, after adjusting for company size.

Annual Incentive Compensation

The Company's officers, including the CEO, are eligible for an annual cash bonus under its 1996 Short-Term Management Incentive Plan. The corporate and business unit performance measures for bonus payments are based on Value Added whereby return on capital must improve or exceed the cost of capital, thereby enhancing shareholder value at the corporate and/or business unit levels. The Committee, where appropriate and when Value Added is achieved, also considers in its decision to award any annual cash bonus, the accomplishment of financial objectives as well as non-financial performance.

The 1996 Short-Term Management Incentive Plan provides a balance between the short-term financial goals and long-term objectives of the Company. A corporate Value Added bonus was not paid for 2001 and none of the officers named in the Summary Compensation Table received bonuses. However, certain business units did achieve their Value Added performance objectives and did receive bonuses.

Annual incentive compensation is targeted to the median of the companies surveyed.

Long-Term Incentive Compensation

The 1997 Long-Term Incentive Plan was approved by shareholders in 1997 and gives the Committee the authority and discretion to award stock options, restricted stock and performance share awards (collectively referred to as "Awards") to the Company's key employees. Awards are granted during the life of the Plan in line with the Company's industry peer group and are designed to align the interests of executives with those of the shareholders. Under the 1997 Long-Term Incentive Plan, Awards were granted to the Company's key employees, including its officers. Current stock and option holdings of the officers are not considered when Awards are granted. Stock options have an exercise price equal to the market price of the Common Stock on the date of grant. Stock options granted prior to February 9, 2001, vest over a five-year period commencing on the second anniversary of the date of the grant, and stock options granted on or after February 9, 2001, vest over a four-year period commencing on the first anniversary of the date of the grant. Restricted stock may not be sold or transferred for a period of three years and, as a general rule, the restricted stock is forfeited if the recipient does not remain in the employ of the Company during the entire three-year term. Performance share grants are awarded in the form of restricted shares which may be forfeited or increased, with any increase paid in cash, depending on the growth of earnings per share during the three-year measurement period. Performance share grants awarded in 1999 for the 1999-2001 Performance Period were forfeited when the earnings per share growth target of 12% was not attained. Performance share grants awarded in 2000 for the 2000-2002 Performance Period will be forfeited unless a growth in earnings per share of at least 10%, compounded annually, is achieved, and will be increased by 50% or 100% if growth of basic earnings per common share of at least 12% or 15% respectively, compounded annually, is achieved. Performance Share grants were also awarded in 2001 for the 2001-2003 Performance Period. The Performance targets were set at 10%, 12%, and 15%, respectively. This approach to long term incentives was designed to focus executives on the creation of shareholder value over the long term since the full breadth of the compensation package cannot be realized unless basic earnings per common share and the price of Common Stock increase over a number of years.

CEO Compensation

The compensation of the CEO reflects the same elements as those used in determining the compensation of other corporate officers. The Committee also considers the leadership and effectiveness of the CEO in offering direction and strategic planning for the Company and in dealing with major corporate problems and opportunities.

On May 31, 2001, Daniel J. Meyer retired as CEO and Chairman, and Ronald D. Brown became the new CEO and Chairman on June 1, 2001. The new CEO received an increase in his base salary in conjunction with his promotion.

Neither Mr. Meyer nor Mr. Brown received a bonus in 2002 for performance in 2001 under the 1996 Short-Term Management Incentive Plan.

During fiscal 2001, under the 1997 Long-Term Incentive Plan, Mr. Brown was granted 15,000 performance shares and stock options for 100,000 shares. Mr. Brown's performance share grant is subject to the same performance targets outlined above. The stock option grant was made on the basis of market practice as determined by independent consultants, as described above.

The Personnel and Compensation Committee

James E. Perrella, Chairman
Joseph A. Pichler
Joseph A. Steger
Harry C. Stonecipher

SUMMARY COMPENSATION TABLE

| Name Principal Position | Year | Annual Compensation[1] | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Comp. ($)	Restricted Stock ($)[2]	Shares Underlying Stock Options (#)	LTIP Payouts ($)	All Other Comp. ($)
D. J. Meyer	2001	399,668	0	30,475	0	0	0	0
Chairman and Chief	2000	788,500	756,960	27,130	208,000	100,000	0	0
Executive Officer[3]	1999	747,634	576,336	19,663	394,733	70,000	0	0
R. D. Brown	2001	488,338	0	17,146	282,140	100,000	0	0
Chairman, President	2000	441,668	344,501	11,361	117,000	60,000	0	0
and Chief Executive Officer[3]	1999	321,834	155,060	8,992	110,581	54,000	0	0
H. J. Faig	2001	363,670	0	15,803	101,700	44,000	0	0
Group Vice President —	2000	344,670	214,880	13,061	78,000	40,000	0	0
Plastics Technologies	1999	315,334	146,812	5,605	110,581	24,000	0	0
J. R. Christie	2001	332,672	0	10,466	101,700	41,000	0	0
Group Vice President —	2000	312,500	196,334	10,371	88,000	40,000	0	0
Metalworking Technologies	1999	267,500	85,600	12,252	93,884	15,000	0	0
R. P. Lienesch	2001	255,670	0	11,720	61,020	29,000	0	0
Vice President — Finance	2000	238,758	149,224	6,076	52,000	26,000	0	0
and Chief Financial Officer	1999	190,840	91,947	14,274	49,603	22,000	0	0
H. C. O'Donnell	2001	217,670	0	4,332	40,680	22,000	0	0
Vice President,	2000	195,170	117,102	7,326	39,000	19,000	0	0
General Counsel and Secretary[4]	1999	159,435	72,422	10,426	36,034	10,000	0	0

14

---

(1) Includes amounts earned in fiscal year.

(2) On February 5, 1999, February 4, 2000, April 25, 2000, February 9, 2001 and July 26, 2001, the Personnel and Compensation Committee of the Board of Directors made awards of performance share grants in the form of restricted stock, pursuant to the 1997 Long-Term Incentive Plan, which stipulates certain performance targets be met during the three-year performance period. Mr. Meyer was awarded 19,433 shares (1999) and 16,000 shares (2000); Mr. Brown was awarded 5,444 shares (1999), 9,000 shares (2000) and 15,000 shares in 2001 (7,000 shares on Feb. 9, 2001 and 8,000 shares on July 26, 2001); Mr. Faig was awarded 5,444 shares (1999), 6,000 shares (2000) and 5,000 shares (2001); Mr. Christie was awarded 4,622 shares (1999), 6,000 shares in 2000 (4,000 shares on February 4, 2000 and 2,000 shares on April 25, 2000) and 5,000 shares (2001); Mr. Lienesch was awarded 2,442 shares (1999), 4,000 shares (2000) and 3,000 shares (2001); Mr. O'Donnell was awarded 1,774 shares (1999), 3,000 shares (2000) and 2,000 shares (2001). The values of these shares are based on the closing prices of $20.3125 (for the February 5, 1999 awards), $13.00 and $18.00 (for the February 4, 2000 and April 25, 2000 awards, respectively); and $20.34 and $17.47 (for the February 9, 2001 and July 26, 2001 awards, respectively). In accordance with the Plan, Mr. Meyer's 1999 and 2000 awards, for 19,433 and 16,000 shares, respectively, were reduced to 15,617 and 7,525 shares, due to the forfeiture of 3,816 and 8,475 shares, upon his retirement on May 31, 2001. Dividends are paid on the restricted shares at the same time and the same rate as dividends are paid to the shareholders on unrestricted shares. The performance share grants are forfeited unless the compounded annual growth rate of the Company's basic earnings per common share over the three-year performance period commencing January 1, 1999, for the 1999 grants, January 1, 2000, for the 2000 grants and January 1, 2001, for the 2001 grants, are at least 12% (for 1999) and 10% (for 2000 and 2001). The performance share grants awarded in 1999, 2000 and 2001 are increased by a cash payment equal to 50% or 100% of the value of the associated performance share grant at the end of each period, if growth rates of basic earnings per common share of at least 15% or 18% (for 1999) and 12% or 15% (for 2000 and 2001), respectively, compounded annually, are achieved. The performance share grants awarded on February 5, 1999, for the 1999-2001 performance period, were forfeited on January 25, 2002 because the earnings per share annual growth rate target of 12% was not attained. In the event that a change of control occurs during the performance period, the restricted stock will be forfeited, but the executive will receive a cash payment in an amount equal to 200% of the value of the restricted stock at the time of the change of control.

NOTE: The total number of restricted shares held by the listed officers and the aggregate market value at the end of the Company's fiscal year are as follows: Mr. Meyer held 23,142 shares valued at $365,875.02; Mr. Brown held 29,444 shares valued at $465,509.64; Mr. Faig held 16,444 shares valued at $259,979.64; Mr. Christie held 15,622 shares valued at $246,983.82; Mr. Lienesch held 9,442 shares valued at $149,278.02; and Mr. O'Donnell held 6,774 shares valued at $107,096.94. Aggregate market value is based on the closing price of $15.81 at December 31, 2001.

(3) Mr. Meyer retired on May 31, 2001; Mr. Brown was elected Chairman and Chief Executive Officer effective June 1, 2001.

(4) Mr. O'Donnell was first elected as an executive officer on March 1, 1999.

15

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)[1]	% of Total Options Granted to Employees in Fiscal Year [2]	Exercise or Base Price ($/SH)[3]	Expiration Date	Grant Date Present Value ($)[4]
D. J. Meyer	0	—	—	—	$ 0
R. D. Brown	66,000	11.33%	$20.09	02/09/11	$481,800
	34,000	5.84%	$17.30	07/26/11	$210,120
H. J. Faig	44,000	7.55%	$20.09	02/09/11	$321,200
J. R. Christie	41,000	7.04%	$20.09	02/09/11	$299,300
R. P. Lienesch	29,000	4.98%	$20.09	02/09/11	$211,700
H. C. O'Donnell	22,000	3.78%	$20.09	02/09/11	$160,600

[1] Up to 25% of each stock option grant may be exercised beginning one year following the date of grant and an additional 25% may be exercised beginning in each subsequent year. The purchase price per share of common stock covered by an option is 100% of the fair market value on the grant date. Options expire 10 years after the date of the grant. In the event of a "change of control" of the Company, all outstanding stock options become immediately exercisable in full.

[2] Based on 582,500 options granted to all employees in 2001.

[3] Fair market value on the date of grant.

[4] Black-Scholes Assumption Disclosure:

The estimated grant date present value reflected in the above table is determined using the Black-Scholes model.

The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the option grants reflected in the above table include the following:

- Exercise prices on the option of $20.09 (for the February 9, 2001 grants) and $17.30 (for the July 26, 2001 grant), an amount equal to the fair market value of the underlying stock on the dates of grant;

- An option term of 10 years;

- An interest rate of 5.10% (for the February 9, 2001 grants) and 5.24% (for the July 26, 2001 grant), which represent the interest rates on a U.S. Treasury security on the dates of grants with maturity dates corresponding to those of the option terms;

- Volatility of 42.25% (for the February 9, 2001 grants) and 44.16% (for the July 26, 2001 grant) was calculated using daily stock prices for the 36-month period prior to the grant dates;

- Dividends at the rate of $0.48 per share representing the annualized dividends paid with respect to a share of common stock at the grant dates; and

- Reductions of 9.61% (for both the February 9, 2001 and July 26, 2001 grants) to reflect the probability of forfeiture due to termination prior to vesting, and 8.58% (for the February 9, 2001 grants) and 8.38% (for the July 26, 2001 grant), to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date.

The ultimate values of the options will depend on the future market price of the Company's stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Company's common stock over the exercise price on the date the option is exercised.

AGGREGATED OPTION EXERCISES IN LAST YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value[1] of Unexercised, In-the-Money Options Held at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
D. J. Meyer	150,000	$919,100	325,000	200,000	$71,250	$292,500
R. D. Brown	10,000	$ 65,900	118,850	220,950	$ 9,300	$182,025
H. J. Faig	31,500	$181,598	120,500	119,750	$21,731	$117,000
J. R. Christie	0	$ 0	58,550	104,850	$ 0	$ 90,675
R. P. Lienesch	3,500	$ 21,578	64,700	81,900	$ 7,850	$ 78,225
H. C. O'Donnell	0	$ 0	8,850	50,250	$ 0	$ 55,575

[1] Based on a fair market value (average of high and low market prices) of company stock on December 31, 2001, of $15.925.

PERFORMANCE GRAPH

Comparison of 5-Year Cumulative Total Shareholder Return[1]

Milacron Inc., S&P 500 and S&P 500 Diversified Machinery



	12/96	12/97	12/98	12/99	12/00	12/01
S&P 500	100.00	133.32	171.33	207.33	188.42	166.12
S&P 500 Div. Machinery	100.00	132.24	110.09	130.15	124.88	129.18
Milacron Inc.	100.00	120.64	91.59	75.27	81.27	82.01

[1] Total Shareholder Return assumes $100.00 invested on Dec. 31, 1996 and reinvestment of dividends on a quarterly basis. Market returns are adjusted for spin-offs for both the registrant and any peer group companies. The returns of each issuer in the peer group are weighted quarterly for stock market capitalization. If any member of the peer group is a foreign issuer and is not traded on a U.S. exchange, the market value is converted to U.S. dollars; however, returns only reflect the performance of the stock and not gains or losses due to currency fluctuations.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the quarterly financial results prior to its inclusion in the Company's Quarterly Reports on Form 10-Q and reviewed the audited financial statements in the Annual Report on Form 10-K with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards (including those described in Statement on Auditing Standards No. 61, as amended, *Communications with Audit Committees*). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company (including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*) and considered the compatibility of non-audit services (described under "Independent Auditors" below) with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held four meetings during 2001.

In reliance on the reviews and discussions referred to above, the Board of Directors approved the inclusion of the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

The Committee has recommended, and the Board has approved, subject to shareholder ratification, the appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2002.

The Audit Committee

Harry A. Hammerly, Chairman
Darryl F. Allen
David L. Burner
Barbara Hackman Franklin

INDEPENDENT AUDITORS

The Board of Directors has appointed Ernst & Young LLP as independent auditors of the Company and its subsidiaries for the fiscal year 2002. While there is no legal requirement that the appointment of auditors be submitted to a vote of the shareholders, the Board of Directors believes that the appointment of auditors is of sufficient importance to justify shareholder ratification. In the event that the shareholders do not ratify the appointment, the Board of Directors will reconsider its appointment. Ratification of the appointment will require the affirmative vote of the holders of shares of the Common Stock and the Preferred Stock entitled to cast a majority of the total number of votes represented by the shares of such stock, voting together as a single class. Votes withheld as well as broker non-votes will be counted toward the establishment of the quorum, but will have no effect on the ratification of the appointment of the auditors.

Fees for the last fiscal year were: Audit Fees — $966,000; Financial Information Systems Design and Implementation Fees — $0; and All Other Fees — $1,656,000. All Other Fees include fees for statutory audits ($328,000), pension audits ($49,000), business acquisition audits ($53,000), internal audit assistance ($33,000), other audit-related services ($109,000), tax services ($990,000), and miscellaneous fees ($94,000).

A representative of Ernst & Young LLP will attend the Annual Meeting, will have the opportunity to make a statement, and will be available to answer appropriate questions.

**THE BOARD OF DIRECTORS RECOMMENDS THAT
THE SELECTION OF ERNST & YOUNG LLP BE RATIFIED**

SHAREHOLDER PROPOSAL

The Company has been notified that the following shareholder of the Company intends to present the proposal set forth below for consideration at the Annual Meeting. Approval of the proposal will require the affirmative vote of the holders of shares of the Common Stock and the Preferred Stock entitled to cast a majority of the total number of votes represented by the shares of such stock, voting together as a single class. Votes withheld as well as broker non-votes will be counted toward the establishment of the quorum, but will have no effect on the approval of the proposal.

The Board of Directors recommends a vote AGAINST this shareholder proposal.

I, Stephen A. Sawzin, of 43 Fulton Street, Wilmington, Ohio, 45177, being the owner of $2,000.00 or more of Company Stock, held over one year and to be held beyond the meeting date, present the following Proxy Proposal:

"I propose and recommend that the Board of Directors consider reducing the base salaries of all Executive Officers and Directors, as well as discontinuing NQSO's, ISO's, Restricted Stock Awards and options or rights, etc. as stated in the 1997 Long Term Incentive Plan, including 'Separation Contracts' after termination of any existing programs for Executive Officers, and that the retirement plan for Executive Officers be the same as regular employees as stated in the Company Employee Handbook.

This proposal is limited to Executive Management and Board of Director compensation."

Reasons:

- The SEC Rules of 1934, as amended, "do not allow shareowners participation in the determination of the amount of remuneration of Management or Directors". However, it is permissible to ask shareowner approval of suggestions through the proxy ballot to enhance the value of shareowner investment. Were it not so, Management and Directors would have complete say in all matters, and the shareowners might as well not vote at all.

- The Current 1997 Long Term Incentive Plan as amended in 2000 required a vote of approval of the shareowners. It is therefore appropriate for shareowners to request an amendment.

- The Executive Officers are over paid, with salary increases far beyond the percentage increases given to employees.

- Options, rights, SAR's, are available elsewhere, and a higher offer would induce current executives to leave, and therefore, current compensation does not necessarily retain and hold qualified persons.

- The current employee retirement plan is a good plan for employees as stated by the CEO in the 2001 shareholder meeting. If that is so, it is also a good plan for Executive Management and the Directors.

- Aligning with shareholder value is a repeated ploy to allow Executive Management and Directors to continually increase their take of shareholder assets. Shareholders get no options to purchase stock at discounted lower rates, expecting increased stock values, why should Executive Management?

- Current management and Directors have destroyed a company that was world renowned in product development and technological innovation. All of that expertise has been sold with no residual rights to that investment made to employees, retirees, and shareowner investors.

- Under current management there has been no development of new industries or products. They have only bought old companies that produce stagnate products and technologies. Therefore, there appears to be no shareholder confidence in the Company's Executive Officers as evidence of low shareholder values since 1988.

- That financially the return on sales of real profit has made no significant advancement given the fact that business sales has more than doubled since 1988, yet, profits as a percent of sales has only increased slightly or remained the same as compared to the history of the company. Therefore, the Executive Officers and Directors have not increased company or shareholder "value".

For the above reasons stated, I ask for your yes vote on this shareholder proposal.

Statement in Opposition to the Shareholder Proposal

The Board of Directors of the Company recommends a vote "AGAINST" this proposal for the following reasons:

The Board of Directors is of the opinion that maintaining the current compensation packages of its key employees and directors is in the best interest of the Company and its shareholders as a whole. The Board firmly believes that the current base salaries, severance agreements, retirement plans and incentive-based compensation programs adopted by the Company work together to provide a sound and balanced approach to compensation and the promotion of shareholder interests. Therefore, the Board does not agree that altering the current approach to employee and director compensation will serve the Company's or the shareholders' interests.

This proposal would materially impair the Company's ability to offer a competitive compensation package. The Company has implemented and maintained the 1997 Long Term Incentive Plan in order to align the interests of key employees with shareholders and to enable the Company to compete effectively in the marketplace for top managerial talent that is critical to the Company's success. The Company needs such a package to retain and attract key employees. If adopted, the proposal would give every officer and key employee a financial incentive to leave the Company, thereby impairing the Company's ability to carry on its business operations in an optimal manner.

Accordingly, the Board of Directors recommends that you vote "AGAINST" this proposal, and your proxy will be so voted if the proposal is presented at the Annual Meeting unless you specify otherwise.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE
AGAINST THE SHAREHOLDER PROPOSAL.**

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and related regulations require the Company's directors, executive officers, and persons who own more than 10% of the Company's common stock ("reporting persons") to report their initial ownership of the Company's common stock and any changes in that ownership to the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange. All reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. Based on the Company's review of the reports it has received, the Company believes that all Section 16(a) filing requirements applicable to reporting persons were complied with except Ronald D. Brown's contribution of Company stock to a charitable organization, which should have been included in his Form 5 for 2001, was inadvertently reported late.

21

SHAREHOLDER PROPOSALS FOR THE
2003 ANNUAL MEETING OF SHAREHOLDERS

In order for shareholder proposals for the 2003 Annual Meeting of Shareholders to be eligible for inclusion in the Company's proxy material, they must be received by the Company at its principal office in Cincinnati, Ohio, prior to November 29, 2002. If any shareholder who intends to propose any other matter to be acted upon at the 2003 Annual Meeting of Shareholders does not inform the Company of such matter by February 12, 2003, the persons named as proxies for the 2003 Annual Meeting of Shareholders will be permitted to exercise discretionary authority to vote on such matter even if the matter is not discussed in the proxy statement for that meeting.

OTHER MATTERS

The Board of Directors does not intend to present any other business at the meeting and knows of no other matters which will be presented. No shareholder has informed the Company of any intention to propose any other matter to be acted upon at the meeting. However, if any other matters come before the meeting, it is the intention of the persons named as proxies to vote in accordance with their judgment on such matters.

By order of the Board of Directors,

Hugh C. O'Donnell
Vice President, General Counsel and Secretary

Cincinnati, Ohio
March 29, 2002

This proxy when properly executed will be voted as directed by the undersigned participant. If no direction is made, this proxy will be voted "FOR" all the nominees for director listed in item (1) below, "FOR" item (2) and "AGAINST" item (3) below.

Please mark your votes as indicated in this example **[X]**

The Board of Directors recommends a vote FOR Items 1 and 2.

The Board of Directors recommends a vote AGAINST Item 3.

1. Election of Directors
   Nominees for three year terms:
      01 David L. Burner
      02 Barbara Hackman Franklin
      03 Joseph A. Pichler
      04 Charles F. C. Turner

   FOR all nominees (except as marked to the contrary) [ ]

   WITHHOLD AUTHORITY for all nominees [ ]

3. Shareholder proposal on executive and director compensation

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

_____

2. Ratification of appointment of Ernst & Young LLP as independent auditors

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

PLEASE COMPLETE, DATE, SIGN AND RETURN IN THE ENCLOSED POSTAGE-PAID ENVELOPE

Signature _____ **Signature** _____ **Date**_____

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. A proxy for shares held jointly by two or more persons should be signed by all.

FOLD AND DETACH HERE

Please remove this portion before returning proxy.

MILACRON INC.
2090 Florence Avenue
Cincinnati, Ohio 45206


PROXY
This Proxy is solicited on behalf of the Board of Directors


Proxy for Annual Meeting of Shareholders To be Held April 23, 2002

Darryl F. Allen, Harry A. Hammerly and Joseph A. Steger (each with power to act alone and power of substitution) are hereby authorized to represent and to vote all the shares of stock held of record by the undersigned at the Annual Meeting of Shareholders to be held April 23, 2002, and any adjournment thereof, on all business that may properly come before the meeting, including the election of directors, the ratification of the appointment of auditors and the shareholder proposal on executive and director compensation.

IMPORTANT VOTING INSTRUCTIONS: A shareholder who has been a continuous beneficial owner since February 1, 1999 is entitled to ten votes for each such share PROVIDED the following certification is completed. By signing, the undersigned: (A) instructs that this proxy be voted as marked and (B) certifies that beneficial ownership of Common Shares has been continuous as follows:

Date Shares Acquired	Number of Shares
Prior to February 2, 1999	_____
After February 1, 1999	_____
TOTAL SHARES	_____

If no certification is made, it will be deemed that beneficial ownership of all Common Shares occurred after February 1, 1999.

(Continued and to be signed on reverse side)

FOLD AND DETACH HERE

MILACRON INC.
2090 Florence Avenue
Cincinnati, Ohio 45206

PROXY
This Proxy is solicited on behalf of the Board of Directors

Proxy for Annual Meeting of Shareholders To be Held April 23, 2002

Darryl F. Allen, Harry A. Hammerly and Joseph A. Steger (each with power to act alone and power of substitution) are hereby authorized to represent and to vote all the shares of stock held of record by the undersigned at the Annual Meeting of Shareholders to be held April 23, 2002, and any adjournment thereof, on all business that may properly come before the meeting, including the election of directors, the ratification of the appointment of auditors and the shareholder proposal on executive and director compensation.

(Continued and to be signed on reverse side)

FOLD AND DETACH HERE

This proxy when properly executed will be voted as directed by the undersigned participant. If no direction is made, this proxy will be voted "FOR" all the nominees for director listed in item (1) below, "FOR" item (2) and "AGAINST" item (3) below.

Please mark your votes as indicated in this example VOTES   **[X]**

The Board of Directors recommends a vote FOR Items 1 and 2.   **The Board of Directors recommends a vote AGAINST Item 3.**

1. Election of Directors
   Nominees for three year terms:
   01 David L. Burner
   02 Barbara Hackman Franklin
   03 Joseph A. Pichler
   04 Charles F. C. Turner

   FOR all nominees (except as marked to the contrary) [ ]

   WITHHOLD AUTHORITY for all nominees [ ]

3. Shareholder proposal on executive and director compensation

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

_____

2. Ratification of appointment of Ernst & Young LLP as independent auditors

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

By checking the box to the right, I consent to future delivery of annual reports, proxy statements, prospectuses and other materials and shareholder communications electronically via the Internet at a webpage which will be disclosed to me. I understand that the Company may no longer distribute printed materials to me from any future shareholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Mellon Investor Services LLC, Ridgefield Park, NJ and that costs normally associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility.   [ ]

Signature _____ Signature _____ Date_____

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. A proxy for shares held jointly by two or more persons should be signed by all.

FOLD AND DETACH HERE

**Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week**

**Internet and telephone voting is available through 4 PM Eastern Time
the business day prior to annual meeting day.**

**Your Internet or telephone vote authorizes the named proxies to vote your shares in the
same manner as if you marked, signed and returned your proxy card.**

Internet **http://www.eproxy.com/mz** Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.	**OR**	**Telephone** **1-800-435-6710** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	**OR**	**Mail** Mark, sign and date your proxy card and and return it in the enclosed postage-paid envelope.

**If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.**

Please remove this portion before returning proxy.

This proxy when properly executed will be voted as directed by the undersigned participant. If no direction is made, this proxy will be voted "FOR" all the nominees for director listed in item (1) below, "FOR" item (2) and "AGAINST" item (3) below.

Please mark your votes as indicated in this example VOTES   **[X]**

The Board of Directors recommends a vote FOR Items 1 and 2.

The Board of Directors recommends a vote AGAINST Item 3.

1. Election of Directors
   Nominees for three year terms:
     01 David L. Burner
     02 Barbara Hackman Franklin
     03 Joseph A. Pichler
     04 Charles F. C. Turner

   FOR all nominees (except as marked to the contrary) [ ]

   WITHHOLD AUTHORITY for all nominees [ ]

3. Shareholder proposal on executive and director compensation

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

_____

2. Ratification of appointment of Ernst & Young LLP as independent auditors

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

By checking the box to the right, I consent to future delivery of annual reports, proxy statements, prospectuses and other materials and shareholder communications electronically via the Internet at a webpage which will be disclosed to me. I understand that the Company may no longer distribute printed materials to me from any future shareholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Mellon Investor Services LLC, Ridgefield Park, NJ and that costs normally associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility.   [ ]

Signature of Participant _____ **Date** _____

Please sign your name exactly as it appears hereon.

FOLD AND DETACH HERE

**Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week**

**Internet and telephone voting is available through 4 PM Eastern Time
the business day prior to annual meeting day.**

**Your Internet or telephone vote authorizes the named proxies to vote your shares in the
same manner as if you marked, signed and returned your proxy card.**

Internet	OR	Telephone	OR	Mail
http://www.eproxy.com/mz Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.		**1-800-435-6710** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.		Mark, sign and date your proxy card and and return it in the enclosed postage-paid envelope.

**If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.**

Please remove this portion before returning proxy.

MILACRON INC.

Voting Direction for Annual Meeting of Shareholders to be held April 23, 2002

To: Putnam Fiduciary Trust Company, Trustee

I hereby direct Putnam Fiduciary Trust Company, Trustee, to exercise the votes attributable to the shares of common stock allocated to my account in accordance with my directions on the reverse side, at the Annual Meeting of Shareholders to be held April 23, 2002, and any adjournment thereof, on all business that may properly come before the meeting, including the election of directors, the ratification of the appointment of auditors and the shareholder proposal on executive and director compensation.

(Continued and to be signed on reverse side)

FOLD AND DETACH HERE

This proxy when properly executed will be voted as directed by the undersigned participant. If no direction is made, this proxy will be voted "FOR" all the nominees for director listed in item (1) below, "FOR" item (2) and "AGAINST" item (3) below.

Please mark your votes as indicated in this example VOTES [X]

The Board of Directors recommends a vote FOR Items 1 and 2.

The Board of Directors recommends a vote AGAINST Item 3.

1. Election of Directors
   Nominees for three year terms:
     01 David L. Burner
     02 Barbara Hackman Franklin
     03 Joseph A. Pichler
     04 Charles F. C. Turner

FOR all nominees (except as marked to the contrary) [ ]	**WITHHOLD AUTHORITY** for all nominees [ ]

3. Shareholder proposal on executive and director compensation

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

_____

2. Ratification of appointment of Ernst & Young LLP as independent auditors

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

By checking the box to the right, I consent to future delivery of annual reports, proxy statements, prospectuses and other materials and shareholder communications electronically via the Internet at a webpage which will be disclosed to me. I understand that the Company may no longer distribute printed materials to me from any future shareholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Mellon Investor Services LLC, Ridgefield Park, NJ and that costs normally associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility. [ ]

Signature _____ Signature _____ Date_____

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. A proxy for shares held jointly by two or more persons should be signed by all.

FOLD AND DETACH HERE

**Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week**

**Internet and telephone voting is available through 4 PM Eastern Time
the business day prior to annual meeting day.**

**Your Internet or telephone vote authorizes the named proxies to vote your shares in the
same manner as if you marked, signed and returned your proxy card.**

Internet	OR	**Telephone**	OR	**Mail**
http://www.eproxy.com/mz Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.		**1-800-435-6710** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.		Mark, sign and date your proxy card and and return it in the enclosed postage-paid envelope.

**If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.**

Please remove this portion before returning proxy.

MILACRON INC.
2090 Florence Avenue
Cincinnati, Ohio 45206

PROXY
This Proxy is solicited on behalf of the Board of Directors

Proxy for Annual Meeting of Shareholders To be Held April 23, 2002

Darryl F. Allen, Harry A. Hammerly and Joseph A. Steger (each with power to act alone and power of substitution) are hereby authorized to represent and to vote all the shares of stock held of record by the undersigned at the Annual Meeting of Shareholders to be held April 23, 2002, and any adjournment thereof, on all business that may properly come before the meeting, including the election of directors, the ratification of the appointment of auditors and the shareholder proposal on executive and director compensation.

(Continued and to be signed on reverse side)

FOLD AND DETACH HERE

This proxy when properly executed will be voted as directed by the undersigned participant. If no direction is made, this proxy will be voted "FOR" all the nominees for director listed in item (1) below, "FOR" item (2) and "AGAINST" item (3) below.

Please mark your votes as indicated in this example   **[X]**

The Board of Directors recommends a vote FOR Items 1 and 2.

The Board of Directors recommends a vote AGAINST Item 3.

1. Election of Directors
   Nominees for three year terms:
   01 David L. Burner
   02 Barbara Hackman Franklin
   03 Joseph A. Pichler
   04 Charles F. C. Turner

   FOR all nominees (except as marked to the contrary)
   [ ]

   WITHHOLD AUTHORITY for all nominees
   [ ]

3. Shareholder proposal on executive and director compensation

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

_____

2. Ratification of appointment of Ernst & Young LLP as independent auditors

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

PLEASE COMPLETE, DATE, SIGN AND RETURN IN THE ENCLOSED POSTAGE-PAID ENVELOPE

Signature _____ **Signature** _____ **Date**_____

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. A proxy for shares held jointly by two or more persons should be signed by all.

FOLD AND DETACH HERE

Please remove this portion before returning proxy.

MILACRON INC.
2090 Florence Avenue
Cincinnati, Ohio 45206

PROXY FOR PREFERRED STOCK ONLY
This Proxy is solicited on behalf of the Board of Directors

Proxy for Annual Meeting of Shareholders To be Held April 23, 2002

    Darryl F. Allen, Harry A. Hammerly and Joseph A. Steger (each with power to act alone and power of substitution) are hereby authorized to represent and to vote all the shares of stock held of record by the undersigned at the Annual Meeting of Shareholders to be held April 23, 2002, and any adjournment thereof, on all business that may properly come before the meeting, including the election of directors, the ratification of the appointment of auditors and the shareholder proposal on executive and director compensation.

(Continued and to be signed on reverse side)

FOLD AND DETACH HERE